UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
Amendment No. 1

XCEL BRANDS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64111Y206

(CUSIP Number)

Mark DiSanto

c/o Triple Crown Corp.

5351 Jaycee Avenue

Harrisburg, PA 17112

717-920-8920

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 64111Y206	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Mark DiSanto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 425,283
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 425,283
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 425,283
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 2 of 5 Pages

Item 1. Security and Issuer.

This Amendment No. 1 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 11, 2011 by Mark DiSanto, an individual (the “Reporting Person”), with respect to the shares of common stock, par value $0.001 per share (the “Common Shares”) of XCel Brands, Inc., a Delaware corporation (the “Issuer”), having principal executive offices at 475 10th Avenue, 4th Floor, New York, NY 10018.

Item 2. Identity and Background.

This Amendment No. 1 amends and substitutes in its entirety Item 2 to state as follows:

This Statement is being filed by and on behalf of the Reporting Person. The Reporting Person’s business address is c/o Triple Crown Corp., 5351 Jaycee Avenue, Harrisburg, PA 17112. His present principal occupation is as Chief Executive Officer of Triple Crown Corp., and the principal business and address at which he carries out such occupation is c/o Triple Crown Corp., 5351 Jaycee Avenue, Harrisburg, PA 17112. He is a citizen of the United States of America.

During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On May 3, 2012, the Mark X. DiSanto Investment Trust (the “DiSanto Trust”), of which the Reporting Person is trustee and over which he has sole voting and dispositive power, acquired 100,000 Common Shares in a private transaction. The source of the funds used by the DiSanto Trust to complete such purchase was the working capital of the DiSanto Trust.

Item 4. Purpose of Transaction.

This Amendment No. 1 amends and substitutes in its entirety Item 4 to state as follows:

All of the Common Shares acquired as described in Item 3 above were acquired by the DiSanto Trust (on behalf of the Reporting Person) for investment purposes. Depending upon market conditions and other factors that the Reporting Person may deem material to his investment decisions, the Reporting Person may make purchases of Common Shares from time to time and may dispose of any or all of the Common Shares held by him at any time. Except as set forth in this Item 4 and to the extent that his role as director of the Issuer grants to him the ability to directly or indirectly influence the management and policies of the Issuer, the Reporting Person has no plans or proposals which relate to or could result in any of the actions referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may from time to time review or reconsider his position with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but has no present intention of doing so. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change at any time his intention with respect to any or all of the Common Shares held by him as of April 17, 2012.

Item 5. Interest in Securities of the Issuer.

This Amendment No. 1 amends and substitutes in its entirety Item 5 to state as follows:

The Reporting Person owns beneficially, and has sole voting and dispositive power in respect of, 425,283 Common Shares, which represent 6.0% of the total number of outstanding Common Shares. The 425,283 Common Shares represent: (i) 271,116 Common Shares held by the D’Loren Family Trust, of which the Reporting Person is a trustee and over which he has sole voting and dispositive power, (ii) 125,000 Common Shares and 12,500 Common Shares issuable upon the exercise warrants held by the DiSanto Trust and (iii) 16,667 Common Shares issuable upon the exercise of immediately exercisable options held by the Reporting Person.

Page 3 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

This Amendment No. 1 amends and substitutes in its entirety Item 6 to state as follows:

Other than as set forth above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Item 7 is inapplicable to this Amendment No. 1.

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2012

MARK DISANTO

By: /s/ Mark DiSanto

Page 5 of 5 Pages